WILLDAN GROUP, INC.

2401 East Katella Avenue, Suite 300

Anaheim, California 92806

September 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jay Ingram

Re:                             Request for Effectiveness for Willdan Group, Inc.

Registration Statement on Form S-3 (File No. 333-217356)

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Willdan Group, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time, on September 27, 2017, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (800) 424-9144.

Very truly yours,

Willdan Group, Inc.

By:	/s/ Stacy B. McLaughlin
	Name:	Stacy B. McLaughlin
	Title:	Chief Financial Officer and Vice President